UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____________________________________________

SCHEDULE 13G
(Rule 13d-102)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

_____________________________________________

Lilis Energy, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
532403201
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

 _____________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 532403201	13G

1	NAME OF REPORTING PERSONS Southpaw Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,556,735 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,556,735 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,556,735 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% (1)
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents the number of shares of common stock of Lilis Energy, Inc. (the “Issuer”) beneficially owned by the reporting person and the percentage of the outstanding shares of common stock beneficially owned by the reporting person as of the date hereof.  As of December 31, 2019, the reporting person beneficially owned 4,801,811 shares of the Issuer’s common stock, representing 5.2% of the shares of common stock outstanding.

CUSIP No. 532403201	13G

1	NAME OF REPORTING PERSONS Southpaw Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,556,735 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,556,735 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,556,735 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% (1)
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents the number of shares of common stock of the Issuer beneficially owned by the reporting person and the percentage of the outstanding shares of common stock beneficially owned by the reporting person as of the date hereof.  As of December 31, 2019, the reporting person beneficially owned 4,801,811 shares of the Issuer’s common stock, representing 5.2% of the shares of common stock outstanding.

CUSIP No. 532403201	13G

1	NAME OF REPORTING PERSONS Kevin Wyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,556,735 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,556,735 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,556,735 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% (1)
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents the number of shares of common stock of the Issuer beneficially owned by the reporting person and the percentage of the outstanding shares of common stock beneficially owned by the reporting person as of the date hereof.  As of December 31, 2019, the reporting person beneficially owned 4,801,811 shares of the Issuer’s common stock, representing 5.2% of the shares of common stock outstanding.

CUSIP No. 532403201	13G

1	NAME OF REPORTING PERSONS Howard Golden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,556,735 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,556,735 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,556,735 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents the number of shares of common stock of the Issuer beneficially owned by the reporting person and the percentage of the outstanding shares of common stock beneficially owned by the reporting person as of the date hereof.  As of December 31, 2019, the reporting person beneficially owned 4,801,811 shares of the Issuer’s common stock, representing 5.2% of the shares of common stock outstanding.

AMENDMENT NO. 1 TO SCHEDULE 13G
This Amendment No. 1 to Schedule 13G relates to shares of Common Stock, $0.0001 par value (“Common Stock”), of Lilis Energy, Inc. (the “Issuer”), and is being filed on behalf of (i) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, as the investment manager to a certain private fund (the “Fund”), (ii) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, as the general partner of Southpaw Management, (iii) Kevin Wyman, a principal of Southpaw Holdings, and (iv) Howard Golden, a principal of Southpaw Holdings (collectively, the “Reporting Persons”). All shares of Common Stock are held by the Fund.

Item 1(a)	Name of Issuer.
Lilis Energy, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.
201 Main St.
Suite 700
Fort Worth, Texas 76102

Item 2(a)	Name of Person Filing.
(i) Southpaw Asset Management LP (“Southpaw Management”), (ii) Southpaw Holdings LLC (“Southpaw Holdings”), (iii) Kevin Wyman and (iv) Howard Golden (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
2 Greenwich Office Park
First Floor
Greenwich, CT 06831

Item 2(c)	Citizenship or Place of Organization.
Southpaw Management is a Delaware limited partnership. Southpaw Holdings is a Delaware limited liability company. Mr. Wyman and Mr. Golden are each United States citizens.

Item 2(d)	Title of Class of Securities.
Common Stock, $0.0001 par value (the “Common Stock”)

Item 2(e)	CUSIP Number.
532403201

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)
As of the date hereof, the Reporting Persons each may be deemed the beneficial owner of 2,556,735 shares of Common Stock held by the Fund. As of December 31, 2019, the Reporting Persons each may have been deemed the beneficial owner of 4,801,811 shares of Common Stock held by the Fund.

(b)
As of the date hereof, the Reporting Persons each may be deemed the beneficial owner of 2.8% of the Issuer’s outstanding shares of Common Stock. As of December 31, 2019, the Reporting Persons each may have been deemed the beneficial owner of 5.2% of the Issuer’s outstanding shares of Common Stock. These percentages are calculated by dividing the number of shares of Common Stock beneficially owned by each Reporting Person (that are held by the Fund) by 91,736,516 (the number of shares of Common Stock outstanding as of November 6, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019).

(c)
As of the date hereof, the Reporting Persons each have the shared power to vote and dispose of the 2,556,735 shares of Common Stock held by the Fund. As of December 31, 2019, the Reporting Persons each had the shared power to vote and dispose of the 4,801,811 shares of Common Stock held by the Fund.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [X]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 7, 2020

Southpaw Asset Management LP

By: Southpaw Holdings LLC, its general partner

By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

Southpaw Holdings LLC

By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden